HINDALCO

ADITYA BIRLA GROUP

02 FEB 13 AM 8:31

Refn : AJJ:LP:032:2002 *30th January 2002*

Securities and Exchange Commis[redacted]
Division of Corporate Finance
450 Fifth Street,
WASHINGTON D.C. 20549,
UNITED STATES OF AMERICA

02015124

SUPPL

Dear Sir

<u>Sub : Intimation under the Listing Agreeemnt - Buyback of Equity Shares.</u>

This is to inform you the following :

1. The Board of Directors of the Company at their Meeting held on Wednesday, the 30th January, 2002, has approved the Buyback of upto 74,46,597 Equity Shares i.e. 10% of the outstanding Equity Share Capital of the Company, at a price not exceeding Rs. 825 per Equity Share through the Open Market Route, in terms of Section 77A of the Companies Act, 1956 (as amended) and the Securities And Exchange Board Of India (Buyback of Securities) Regulations, 1998. The Board also approved the maximum outlay to be utilised for the aforesaid as 10% of the total paid-up Equity Capital and Free Reserves i. e. Rs. 428.20 Crores.

2. A Public Announcement to this effect in line with the Securities and Exchange Board Of India (Buyback of Securities) Regulations, 1998, would be issued in due course.

You are kindly requested to bring this to the notice of your Members.

Thanking You

PROCESSED
FEB 25 2002
THOMSON
FINANCIAL

Yours Faithfully
for **Hindalco Industries Limited**

ANIL J. JHALA
JOINT PRESIDENT (TREASURY) &
COMPANY SECRETARY

HINDALCO INDUSTRIES LIMITED

Regd. Office : Century Bhavan, 3rd Flr., Dr. Annie Besant Road, Worli, Mumbai-400 025. • Tel.: 430 8491 / 430 8692 • Fax : 422 7586 / 436 2516 • E-mail : ajjhala@worli.hindalco.com

(Ahura Centre, 'B' Wing, 1st Floor, 82-Mahakali Caves Road, Andheri (E), Mumbai - 400 093. • Tel.: 691 7000 • Fax : 691 7001 • E-mail : share@hindalco.com)

Works : P.o. Renukoot, Pin : 231217, Dist. : Sonbhadra (U.P.) • Tel.: Pipri : (05446) 52079 • Fax : (05446) 52107

HINDALCO

ADITYA BIRLA GROUP

02 FEB 13 AM 8:34

Ref: AJJ:PVK:1095:2001-02 Date:-30th January, 2002

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street,
Washington D.C. 20549,
United States of America.

Attn:- International Corporate Finance

Dear Sir,

Re:- Hindalco Industries Limited-
Rule 12g3-2(b) Exemption File No.82-3428

Subject : Publication of Quarterly Unaudited Financial Results

We are sending herewith a Statement showing the "Unaudited Financial Results" (Provisional) of the Company for the Quarter period ended on 31st December, 2001.

We hope you will find this in order.

Thanking you,

Yours faithfully,
for **HINDALCO INDUSTRIES LTD.**

ANIL J. JHALA
JOINT-PRESIDENT (TREASURY) &
COMPANY SECRETARY

Encl:- As above

HINDALCO INDUSTRIES LIMITED
Regd. Office : Century Bhavan, 3rd Flr., Dr. Annie Besant Road, Worli, Mumbai-400 025. • Tel.: 430 8491 / 430 8692 • Fax : 422 7586 / 436 2516 • E-mail : ajjhala@worli.hindalco.com
(Ahura Centre, 'B' Wing, 1st Floor, 82-Mahakali Caves Road, Andheri (E), Mumbai - 400 093. • Tel.: 691 7000 • Fax : 691 7001 • E-mail : share@hindalco.com)
Works : P.o. Renukoot, Pin : 231217, Dist. : Sonbhadra (U.P.) • Tel.: Pipri : (05446) 52079 • Fax : (05446) 52107

HINDALCO

HINDALCO INDUSTRIES LIMITED

Regd. Office: "Century Bhavan",3rd Floor, Dr.Annie Besant Road, Worli, Mumbai-400 025

UNAUDITED FINANCIAL RESULTS (PROVISIONAL) FOR THE QUARTER ENDED 31ST DECEMBER, 2001

(Rupees in Million)

Particulars	Quarter ended 31/12/2001	Quarter ended 31/12/2000	Nine Months ended 31/12/2001	Nine Months ended 31/12/2000	Previous Accounting Year ended 31/03/2001 (Audited)
1 Net Sales	5,774	5,611	16,837	16,771	22,754
2 Other Income	543	393	1,307	1,029	1,315
3 Total Expenditure	3,350	3,029	9,359	8,847	12,225
(a). (Increase)/Decrease in Stock in Trade	(152)	(74)	(408)	(91)	89
(b). Consumption of Raw Materials	1,311	1,138	3,510	3,274	4,290
(c). Staff Cost	412	391	1,199	1,127	1,523
(d). Manufacturing Expenses	1,401	1,208	3,931	3,484	4,830
(e). Other Expenditure	378	366	1,127	1,053	1,493
4 Interest	139	163	345	492	619
5 Gross Profit	2,828	2,812	8,440	8,461	11,225
6 Depreciation	393	357	1,137	1,064	1,424
7 Profit before Tax & Extraordinary Item	2,435	2,455	7,303	7,397	9,801
8 (a). Provision for Current Tax	665	755	1,965	2,185	3,020
Profit before Deferred Tax	1,770	1,700	5,338	5,212	6,781
8 (b). Provision for Deferred Tax	115	49	400	255	-
9 Net Profit	1,655	1,651	4,938	4,957	6,781
10 Paid-up Equity Share Capital					
(Face Value : Rs.10/- per Share)	745	745	745	745	745
11 Reserves (excluding revaluation reserve)					43,044
12 Basic & Diluted EPS (Rs.)	22	22	66	67	91
13 Aggregate of non-promoter shareholding					
(a). Number of shares			57,606,183	60,395,873	58,542,015
(b). Percentage of shareholding			77.36%	81.10%	78.60%
14 Metal Production (MT)	66,894	63,768	190,809	187,825	251,492

SEGMENT-WISE REVENUE, RESULTS AND CAPITAL EMPLOYED UNDER CLAUSE 41 OF THE LISTING AGREEMENT

(Rupees in Million)

Particulars	Quarter ended 31/12/2001	Nine Months ended 31/12/2001
1 Segment Revenue		
Aluminium Business	5,774	16,837
Less: Inter Segment Revenue	-	-
Net Sales/Income from operations	5,774	16,837
2 Segment Results (Profit/Loss before Tax and interest from each Segment)		
Aluminium Business	2,108	6,556
Less: Interest Paid	(139)	(345)
	1,969	6,211
Add: Other un-allocable Income net off un-allocable expenses	466	1,092
Profit Before Tax	2,435	7,303
3 Capital Employed (Segment assets-Segment liabilities)		
Aluminium Business	29,473	29,473

Notes:

1 In accordance with the provisions of Accounting Standard - 22 relating to "Accounting for Taxes on Income" which has become mandatory from 1st April, 2001, provision has been made for deferred tax liability for the current quarter/nine months ended 31st December 2001. The figures of the corresponding quarter/nine months of last year have been recast to give effect to the appropriate deferred tax liability, to make the results comparable. The cummulative deferred tax liability of Rs. 2,692 million upto 31st March 2001, shall be provided in the final accounts of the current financial year out of the

2 Figures for the quarter/nine months ended 31.12.2000 have been regrouped/rearranged wherever necessary.

3 The Board at their meeting on 30th January, 2002 approved the buyback pursuant to Sec 77A and 77B of the Companies Act, 1956. Total amount of funds to be deployed by the company would be Rs.428.20 crores. The maximum price for purchase of each share shall not exceed Rs. 825.

4 The above results have been taken on record at the meeting of the Board of Directors of the Company held on Wednesday, 30th January, 2002.

By and on behalf of the Board

Place: Mumbai

A.K.Agarwala
Whole-time Director

HINDALCO

ADITYA BIRLA GROUP

PRESS RELEASE

Date: 30.01.2002

HINDALCO
THE ADITY BIRLA GROUP'S FLAGSHIP COMPANY
Q3, FY 2001-02

SUSTAINED PERFORMANCE
BUYBACK OFFER

Sales	**Rs. 577.4 Crores**	**Up 2.9%**
Profit before Deferred Tax	**Rs. 177.0 Crores**	**Up 4.1%**
Net Profit	**Rs. 165.5 Crores**	**Up 0.2%**

Hindalco, an Aditya Birla Group flagship Company has recorded a satisfactory performance during the 3RD Quarter - October-December, 2001. Strengthening Plant Operations have consolidated the Company's performance during the current Fiscal Year. The Company has grown Sales despite an environment of weak economic trends and intense competition. The Company has adopted a strategy of focusing on the domestic market, even as it has retained its created export markets in large measure. A continuous drive for cost reduction as well as strengthening efficiencies, and larger volumes of value added products have stood the Company in good stead. Consequently, the Company has maintained Net Profits despite Operating Expenditure being higher on account of increase in input costs and larger volumes.

Sales

Net Sales during Q3, Fiscal 2002 are up by 2.9 % in comparison to the corresponding period of Fiscal 2001. The growth, which is volume driven, is satisfactory, given the weak environment both in the domestic and international markets.

Profits

Profits before Deferred Tax during Q3 of the current Fiscal were Rs. 177.0 Crores, an increase of 4.1% over Profits in the corresponding period last year. The Company has provided an amount of Rs. 11.5 Crores for Deferred Tax vis-à-vis a provision of Rs. 4.9 Crores for the corresponding Quarter last year. Following this higher provision,

the Company recorded a Net Profit of Rs. 165.5 Crores in Q3, 2001, marginally higher over Profits of Rs. 165.1 Crores in the corresponding Quarter last year.

Operational Review

- Aluminium Metal Production was 66,894 MT, 4.9 % higher over output of 63,768 MT in the corresponding quarter of the previous year. The commissioning of the Company's 9th Potline as well optimization of capacity and high levels of efficiency – were the volume drivers.

- Production of Alumina, which is a key input has grown 6.5 % to 124,368 MT as compared to 116,758 MT in the corresponding period last year, reflecting a stabilization of innovative practices as well as improved adherence to operational parameters.

- Output of Rolled Products was 16,609 MT, a significant 6.9 % higher over output of 15,540 MT in the comparable Quarter last year.

- Extrusion Production was 3,989 MT vis-à-vis 4,886 MT in the corresponding period last year. Extrusion production has been scaled back on account of slowing demand. The outlook is better with the expected revival of demand in a key segment.

- Production of Redraw Rods was 13,215 MT, 28.9 % higher over 10,254 MT in Q3 Fiscal 2001.

- Power sent out from the Company's Renusagar Power Plant was 1028.4 MU, 3 % higher over 998.5 MU in the comparable Quarter last year. Power sent out from the Company's Cogeneration Unit has grown 10.7 % to 67.5 MU as compared to 61.0 MU in the corresponding Quarter last year.

- Out put of Foils was 4,492 MT, 37.8 % higher over production of 3,259 MT in the comparable quarter last year.

- Aluminium Alloy Wheel production rose by 6.3 % to 3,773 Wheels vis-à-vis 3,551 Wheels in Q3 of the previous fiscal.

Comparison - 9 Month Fiscal 2002 Vs. 9 Month Fiscal 2001

Hindalco's Fiscal performance during the 9 Month Period April-December, 2001 and the corresponding period last year is as indicated:

(Rs. in Crores)

	9 Months April- December FY 2002	9 Months April- December FY 2001
Net Sales	1683.7	1677.1
Profit before Deferred Tax	533.8	521.2
Net Profit	493.8	495.7

Long Term Wage Agreement

The Company has recently entered into a 3 Year Wage Agreement with its recognized Trade Unions, which will span the period January 2002 to December 2004. The Agreement provides for considerable benefits to the Workforce and is expected to promote productivity and ensure sustained industrial harmony, which has been a key enabler of the Company's stellar performance in preceding years.

Share Buy Back

As part of its ongoing shareholder value creation process, Board of Directors have approved a buyback of shares, to the extent of 10 percent of Company's existing equity share capital at a maximum price of Rs. 825 per share, payable in cash entailing a total amount not exceeding Rs. 428.20 Crores. Hindalco has opted for the open market route in line with the SEBI regulations and Section 77A of the Companies Act read with the ordinance dated October 23rd, 2001. The Company expects to complete the buyback within a period of twelve months.

Brownfield Expansion

Hindalco is in the midst of a Rs. 1800 Crore brownfield expansion programme at Renukoot. The programme will increase Aluminium Smelting Capacity by 100,000 MTPA to 342,000 MTPA, Alumina Refining Capacity will be augmented by 210,000 MTPA to reach 660,000 MTPA (450,000 MTPA) and Power Generation Capacity will stand increased to 769 MW (619 MW).

Work on the expansion is progressing as per schedule. One Potline was commissioned in Q2 of the current Fiscal, adding 33,000 MTPA to its Smelting Capacity. Consequently, metal production during the current Fiscal Year is expected to increase by approximately 10,000 MT. Work on additions to the Smelting Capacity is progressing well, as are activities related to increasing of Alumina Refining and Power Generation Capacities.

The brownfield expansion will enable Hindalco consolidate its leadership position in the domestic market, besides ensuing improved availability for an enlarged international presence.

Other Growth Initiatives

Efforts are being stepped up to optimize synergies with its subsidiary Indian Aluminium Company Ltd. (Indal), for mutual benefit. The two Companies' have grown tolling of alumina, continue to exchange best practices spanning all areas of activity and are working for cohesive marketing efforts.

Hindalco has also made good progress in the implementation of a structured Profit Improvement Programme. The programme targets savings in the vicinity of Rs. 40

Crores over a two-year period through a focus on higher productivity, lower costs, strengthening efficiencies and lower inventories.

To integrate operations, ensure real time data availability and enable improved and faster decision making, Hindalco will shortly commence implementation of an appropriate IT System entailing an estimated expenditure of Rs. 25 Crores over the next 2-3 Years. The system will also address the critical dimension of strengthened customer care through improved Supply Chain Management and Customer Relationship Management Systems.

Outlook

The fundamentals for Aluminium remain intact even as the metal passes through a downturn, along with other commodities, as a consequence of the weak global economic environment. Hindalco continues to benefit from its unique competitive strengths, to record a strong performance even during periods of normal cyclical downturns.

The Company's performance is expected to strengthen considerably with expectations of a reversal of the currently weak economic trends. Indian Industrial production, which has slowed considerably, is widely expected to improve, driven by strong trends in agriculture, which are ultimately expected to revive consumerism. With the expected recovery of the US economy, world economic fundamentals are expected to revive, albeit gradually. World Aluminium Production is constrained, with substantial cutbacks and the absence of concrete plans for major capacity additions. Despite recent additions, inventories remain low. As aluminium consumption strengthens with better economic fundamentals, prices are expected to firm.

Prospectively, Hindalco will be the beneficiary of volume driven growth with additional volumes from the ongoing brownfield expansion. The Company will also gain from recurring benefits from its profit improvement exercise, and synergies with Indal. In addition, the Company is adopting aggressive marketing strategies, to enhance its leadership in the domestic markets as well as to enlarge its presence globally.

***